Quanterix Corporation

900 Middlesex Turnpike

Billerica, MA 01821

Via EDGAR

April 10, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Margaret Sawicki

Re:	Quanterix Corporation
Registration Statement on Form S-4
Filed February 13, 2025 and amended on March 28, 2025 and April 4, 2025
File No. 333-284932

Ladies and Gentlemen:

We hereby withdraw our prior acceleration request, dated March 28, 2025, with respect to the above-referenced Registration Statement.

We intend to submit an acceleration request at a later time.

Respectfully,
Quanterix Corporation

By:	/s/ Vandana Siriram
Name: Vandana Sriram
Title: Chief Financial Officer

cc:

Kerry S. Burke, Covington & Burling LLP

Catherine Dargan, Covington & Burling LLP

Kyle Rabe, Covington & Burling LLP

Laurie A. Churchill, Quanterix Corporation

Patrick J. O’Malley, DLA Piper LLP